UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NextDecade Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

65342K 105
(CUSIP Number)

Shawn Kim
280 Park Avenue, 23rd Floor East Tower
New York, New York
(929) 415-4433
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002-5026
Tel.: (713) 655-5100

July 29, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. HGC NEXT INV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)
14.	Type of Reporting Person: OO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Impact Partners Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Impact Global Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,410,842
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,410,842
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,410,842
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Aerospace Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,536,368
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,536,368
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,536,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Ocean USA International LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,536,369
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,536,369
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,536,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Ocean USA Holdings Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,536,369
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,536,369
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,536,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

1.	Names of Reporting Persons. Hanwha Ocean Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,536,369
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,536,369
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,536,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on 257,994,156 shares of Common Stock issued and outstanding as of May 3, 2024 as set forth in the Issuer’s Amendment No. 1 to its most recent Quarterly Report on Form 10-Q/A, as filed with the Securities and Exchange Commission on May 13, 2024.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on February 16, 2023, as amended by Amendment No. 1 thereto on July 18, 2023 and Amendment No. 2 thereto on June 17, 2024 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) of this Schedule 13D is hereby amended and restated as follows:

The address of the principal office of both HIP and HGC is 501 2nd Street, Suite 500, San Francisco, CA 94107. The address of the principal office of HIG is 86, Cheonggyecheon-ro, Jung-gu, Seoul, South Korea. The address of the principal office of Hanwha Aerospace is 1204 Changwon-daero, Seongsan-gu, Changwon-si, Gyeongsangnam-do, Korea, 51542. The address of the principal office of both Hanwha Ocean LLC and Hanwha Ocean Corp. is 5051 Westheimer Rd., Galleria Tower II, Suite 1400, Houston, TX 77056. The address of the principal office of Hanwha Ocean is 3370, Geoje-daero, Geoje-si, Gyeongsangnam-do, South Korea.

Annex A of this Schedule 13D is amended and restated as set forth on the updated Annex A attached to this Amendment No. 3.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented by the following:

The purchase of a total of 35,072,737 shares of Common Stock by Hanwha Ocean LLC and Hanwha Aerospace for a purchase price of $7.50 per share pursuant to the Block Trade Agreements closed on July 29, 2024.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Item 5(b) and 5(c) of this Schedule 13D are hereby amended and restated as follows:
(b)
The aggregate number and percentage of the Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented by the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2024
HGC NEXT INV LLC

By: Hanwha Impact Partners Inc., its managing member

By:	/s/ Sunghyun Hong
Name:	Sunghyun Hong
Title:	President

Hanwha Impact Partners Inc.

By:	/s/ Sunghyun Hong
Name:	Sunghyun Hong
Title:	President

Hanwha Impact Global Corporation

By:	/s/ Sung Bin Lim
Name:	Sung Bin Lim
Title:	President

Hanwha Aerospace Co., Ltd.

By:	/s/ Jaeil Son
Name:	Jaeil Son
Title:	Chief Executive Officer

Hanwha Ocean USA International LLC

By:	/s/ Sukwon Lee
Name:	Sukwon Lee
Title:	Chief Executive Officer

Hanwha Ocean USA Holdings Corp.

By:	/s/ Sukwon Lee
Name:	Sukwon Lee
Title:	Chief Executive Officer

Hanwha Ocean Co., Ltd.

By:	/s/ Duhyoung Ryoo
Name:	Duhyoung Ryoo
Title:	President

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Executive Officers and Directors of HGC NEXT INV LLC

Business Address: 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Hanwha Impact Partners Inc.	Managing Member of HGC NEXT INV LLC

Executive Officers and Directors of Hanwha Impact Partners Inc.

Business Address: c/o Hanwha Impact Partners Inc., 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Sunghyun Hong (citizen of South Korea)	President / Director
Inkyoon Jung (citizen of South Korea)	Secretary / Treasurer / Director

Executive Officers and Directors of Hanwha Impact Global Corporation

Business Address: c/o Hanwha Impact Global Corporation, Hanwha Building, Cheonggyecheon-ro 86, Jung-gu, Seoul, South Korea

Name:	Principal Occupation:
Sung Bin Lim (citizen of South Korea)	President / Director
Gi Yeol Nam (citizen of South Korea)	Compliance Officer
Joohun Shin (citizen of South Korea)	Director
Steve Sukyung Park	Director

Executive Officers and Directors of Hanwha Aerospace Co., Ltd.

Business Address: c/o Hanwha Aerospace Co., Ltd., 1204 Changwon-daero, Seongsan-gu, Changwon-si, Gyeongsangnam-do, Korea, 51542

Name:	Principal Occupation:
Dongkwan Kim (citizen of South Korea)	Vice Chairman / Director
Jae Il Son (citizen of South Korea)	President & CEO / Director
Byungchul An (citizen of South Korea)	Head of Strategy Office / Director, Chairman
Hyoun Jin Kim (citizen of South Korea)	Independent Director
Jingoo Jun (citizen of South Korea)	Independent Director
Huy jae Chon (citizen of South Korea)	Independent Director
Do-jin Jung (citizen of South Korea)	Independent Director

Executive Officers and Directors of Hanwha Ocean USA International LLC

Business Address: c/o Hanwha Ocean USA International LLC, 5051 Westheimer Rd., Galleria Tower II, Suite 1400, Houston, TX 77056

Name:	Principal Occupation:
Suk-Won Lee (citizen of South Korea)	Chief Executive Officer / Manager

Executive Officers and Directors of Hanwha Ocean USA Holdings Corp.

Business Address:	c/o Hanwha Ocean USA Holdings Corp., 5051 Westheimer Rd., Galleria Tower II, Suite 1400, Houston, TX 77056

Name:	Principal Occupation:
Suk-Won Lee (citizen of South Korea)	Chief Executive Officer / Director

Executive Officers and Directors of Hanwha Ocean Co., Ltd.

Business Address: c/o Hanwha Ocean Co., Ltd., 3370, Geoje-daero, Geoje-si, Gyeongsangnam-do, South Korea

Name:	Principal Occupation:
Hyek-Woong Kwon (citizen of South Korea)	Chief Executive Officer / Director
Jong-Seo Kim (citizen of South Korea)	Head of Commercial Vessel Business / Director
Du-Hyoung Ryoo (citizen of South Korea)	Head of Business Planning Office / Director
Shin-Hyung Rhee (citizen of South Korea)	Independent Director
Bong-Hwan Kim (citizen of South Korea)	Independent Director
George Prescott Bush	Independent Director
Nak-Hee Hyun (citizen of South Korea)	Independent Director
Jae-Ik Kim (citizen of South Korea)	Independent Director